June 9, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pearlyne Paulemon Pam Long

Re:	Collab Z Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 25, 2025 CIK No. 0002050338

Dear Ms. Paulemon and Ms. Long:

On behalf of Collab Z Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 7, 2025 with respect to Amendment No. 2 to Draft Registration Statement on Form S-1 (the “DRS”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 3 to Draft Registration Statement on Form S-1 (“Registration Statement”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No.2 to Draft Registration Statement on Form S-1 filed on April 25, 2025

Dilution, page 39

1.	We note your capitalization table and disclosures on page 38 include the impact of the 60,000 shares issued in March and April 2025 pursuant to the Joint Venture Agreements, using a preliminary fair value of $2.00 per share on a pro forma basis. Please tell us what consideration you gave to also including the impact of the issuance of those shares in your pro forma net tangible book value per share in your dilution calculations.

Response: In response to the Staff’s comment, the Company has included all shares issued, or to be issued, after the balance sheet date in the dilution calculation to reflect the impact of such issuances in the net tangible book value per share.

Management’s Discussion and Analysis ..., page 40

2.

We acknowledge your response and revisions to prior comment 4. We note that one of your key operational and financial metrics you use to manage your business and gauge performance on page 42, is customer acquisition costs (CAC). We note that to date, you have not tracked CAC in a standardized or reportable format across all properties. However, on page 62 you state that “in managing assets over $72 million over the past four years, Collab Z has accumulated a significant data repository.” To the extent that management has considered these metrics and related data would enhance a reader’s understanding of your financial condition, cash flows and other changes in financial condition and results of operations, please revise to disclose any quantitative data relating to several of these metrics in your discussion and analysis of your financial condition or results of operations. Further, in your discussion on page 42 regarding Net Operating Income, it is unclear why you compare your NOI over past two fiscal years to data regarding a long-term industry average as of November 2014. If you would like to compare your metric to an industry average, please update this information to compare similar periods.

Response: In response to the Staff’s comment, the Company advises the Staff that to date, the majority of the properties the Company manages have been sourced through related-party relationships. Because these engagements did not require direct marketing or sales efforts, associated acquisition costs have been minimal and not indicative of broader customer acquisition activities. As a result, the Company has not historically tracked Customer Acquisition Costs (CAC) in a standardized or reportable format across its portfolio. The Company is in the process of implementing systems to support consistent tracking of CAC and intends to begin reporting this metric as its third-party customer base expands.. In addition, the Company has revised the discussion regarding Net Operating Income to remove the comparison of data regarding a long-term industry average as of November 2014.

Shares Eligible for Future Sale, page 78

3.	We note your response to prior comment 11, including disclosure on page 33 that you have entered into market standoff agreements that restrict the sale of your shares of common stock, and that the Local Members in your five joint ventures have agreed to lock up all shares received in all equity issuances consummated prior to the date of the offering for a period of at least 6 months. Please disclose these arrangements and the number of shares affected under the subheading “Lock-Up Agreements” beginning on page 79. Please also disclose these arrangements, identifying any of the Local Members or joint ventures who are also selling shareholders, in the resale prospectus.

Response: In response to the Staff’s comment, the Company has disclosed the arrangements and number of shares affected on page 81 in the Registration Statement. We respectfully advise that Staff that no Local Members or joint ventures are selling shareholders in the resale prospectus.

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1 - Nature of Operations, page F-7

4.	We note your response to our prior comment 13 that the issuance of an aggregate of 5,060,391 shares of Collab Z’s common stock in a private placement and subsequent cancellation of 4,519,500 shares of common stock does not impact your analysis that common ownership existed during the entire period that both Collab Z and Collab CA were in existence. Please further elaborate on your response to clearly explain why the issuance of the shares in the private placement and subsequent cancellation did not impact your analysis that common ownership existed during the entire period that both Collab Z and Collab CA were in existence. In that regard, please ensure your response clarifies whether the shares issued in the private placement from the period of issuance until cancellation resulted in the majority of the shares being owned by parties other than the founder and Chairman of the Company. To the extent there was a period of time where the founder and Chairman of the Company did not own the majority of the shares, please tell us how you determined there was common control.

Response: We respectfully advise the Staff, that, the founder and former managing member of Collab CA is the founder and former Chairman of the Company and along with the YRQ Irrevocable Trust (YRQ”) for which the trustees and beneficiaries are immediate family members, make up a control group (the “Controlling Group”) that held voting and management control of Collab CA and the Company during the entire period for which the financial statements are presented through the reorganization, including the period of issuance until cancellation referred to in the Staff’s comment..

Specifically, as reflected in the Registration Statement on page 6, following the formation of the Company, 2,656,000 of the 5,060,391 shares issued in the private placement, representing a majority of the shares outstanding, were issued to the Controlling Group, comprised of 2,462,500 shares issued to YRQ, 33,500 shares issued to SDZ-1-2022 Trust, 140,000 shares issued to SDZ-2-2022 Trust and 20,000 shares issued to Shui Dui Zi Irrevocable Family Trust. The trustees and beneficiaries of YRQ Trust are immediate family members of Mr. Qian Wang, our founder and former Chairman, who is the trustee of the SDZ-1-2022 Trust, the SDZ-2-2022 Trust and the Shui Dui Zi Irrevocable Family Trusts. The trustees and beneficiaries of YRQ Trust are immediate family members of our founder and former Chairman, Mr. Qian Wang..

On October 3, 2024, the Company filed a Series X Certificate of Designation with the Secretary of State of Nevada and issued all 5,000 shares of Series X Preferred Stock to YRQ, as part of the Controlling Group. The Series X Preferred Stock provides for 1,000 votes per share when voting together with the common stock, which is equivalent to 5,000,000 shares of voting common stock. As a result, YRQ , as part of the Controlling Group, held approximately 76% of the voting power over the Company.

On December 11, 2024, an aggregate of 4,519,500 shares of common stock were canceled, including the shares held by YRQ, resulting in 540,891 shares of common stock outstanding. Due to YRQ’s holding of 5,000 shares of Series X Preferred Stock, YRQ, as part of the Controlling Group, held approximately 90% of the voting power of the Company.

On December 30, 2024, the reorganization occurred, pursuant to which the sole member of Collab CA, YRQ, as part of the Controlling Group, exchanged 100% of their member interests for a total of 4,550,500 shares of the Company’s common stock, and as a result Collab CA become a direct, wholly owned subsidiary of the Company.

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition

Consulting services, page F-11

5.	Please revise to expand your revenue recognition policy disclosure to include sufficient information to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from your Consulting services revenue stream. Your expanded disclosure should discuss the nature of your consulting arrangements, description of goods or services provided, key terms, the specific performance obligations and timing of satisfaction of performance obligations. Refer to ASC 606-10-50-12.

Response: In response to the Staff’s comment, we have revised our disclosures in Note 2: Summary of Significant Accounting Policies – Revenue Recognition” on page F-8 in Amendment No. 1. Item 15.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross Carmel, Esq. at (646) 838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

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